Exhibit 16.2

August 22, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Sirs/Madams:
We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 16, 2016, to be filed by GAIN Capital Holdings, Inc in relation to our former client, GAIN Capital UK Limited. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO LLP
BDO LLP
London, United Kingdom